RESTAURANT CONCEPTS OF AMERICA INC.
11301 Lakeline Boulevard
Austin, Texas 78717
Phone: (512) 585-5511

September 23, 2009

Mr. Evan S. Jacobson
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-4561
Telephone Number: (202) 551-3428
Fax Number: (703) 813-6981

Re:	Restaurant Concepts of America, Inc.
Registration Statement on Form S-l/A
File No. 333-160517

Dear Mr. Jacobson:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Friday, September 25, 2009, or as soon thereafter as practicable.

Additionally, Restaurant Concepts of America Inc. (the "Company") acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.
Sincerely,

RESTAURANT CONCEPTS OF AMERICA INC.

/s/ David Cho
Chief Executive Officer